Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dude Apparel Brand LLC
740 Front Street
Hempstead, NY 11550
https://duderobe.com/

Up to $1,070,000.00 in Class A Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dude Apparel Brand LLC
Address: 740 Front Street, Hempstead, NY 11550
State of Incorporation: NY
Date Incorporated: August 07, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Time-Based

Friends and Family Early Dudes

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Dude Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Dude Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$500+ | Tier 1

15% product discount for 1 year on orders placed on duderobe.com

$1,000+ | Tier 2

1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

$2,500+ | Tier 3

7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left

chest) + 25% lifetime discount on orders placed on duderobe.com

$5,000+ | Tier 4

10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

$10,000+ | Tier 5

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

$20,000+| Tier 6

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.

**All perks occur when offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Dude Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5 / share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

As seen on Shark Tank, Good Morning America, Kickstarter & in Pro Sports Locker Rooms, DudeRobe is a modern twist on the boring old bathrobe. We redesigned and re-engineered the bathrobe into something guys today actually WANT to wear. Primarily a direct-to-consumer business, DudeRobe gear is perfect for out of the shower, lounging around the house, taking out the trash, walking the dog, after the hot tub, and anywhere else you can imagine.

While the DudeRobe is our hero product, we also sell DudeShorts & DudePants to complete the ensemble. Our pants & shorts are made of the same dual fabric as the robe and are ideal to complete the after-shower and/or lounging experience.

The Company was formed under the name Dude Apparel Brand LLC on August 7, 2017, in the state of New York. The Company has been doing business under the name DudeRobe since acquiring a trademark on August 28, 2018.

As of the time of this Regulation Crowdfunding offering, Dude Apparel Brand LLC is contemplating converting to a Delaware C-Corporation. The Company plans to convert once it raises $400,000. The information disclosed in this Offering Memorandum reflects the Company's information post-conversion.

Competitors and Industry

DudeRobe falls under the loungewear/athleisurewear industries, which includes bathrobes, and home textile industries. In terms of the competitive landscape, there are companies in those categories that can be considered the Company's competition.

In the loungewear and athleisure space, we believe our relevant competitors are companies like Tommy John, Mack Weldon, Me Undies, Rhone & Vuori, and Saxx. The global loungewear market is estimated to reach $37.7 billion in 2021, and the sleepwear & loungewear market is anticipated to grow $19.5 billion by 2024. (Sources: Statista, Technavio)

In the bathrobe space specifically, there is no dominant name brand that "owns" the bathrobe category for men. As such, many of our competitors primarily sell their products on Amazon. Companies that we believe compare favorably with DudeRobe are brands such as Alexander Del Rossa, David Archy, NY Threads, and California Cowboy. As those are all private companies, we don't have access to revenues or valuation.

Finally, in the home textile space, DudeRobe's noteworthy competitors are companies such as Parachute Home, Brooklinen, Riley Home, and Miracle Brand. The global home textile market is anticipated to reach $133.4 billion in sales by 2025. (Source: Statista)

Our dual fabric construction and hoodie styling are what set us apart initially, as well as our non-floppy sleeves and permanently attached belt. But as we scale, we are offering technical fabrics that have actual benefits, and this is what will set us apart even further.

Current Stage and Roadmap

We are an early-stage, growing company that achieved over 700% revenue growth in 2020, including 2,471% growth on our website, DudeRobe.com. Jan. to Jul. 2021 sales revenue was nearly three times ahead of the same period in 2020. The bathrobe is our "hero" product currently, though we also sell matching shorts and pants.

We launched with a Kickstarter campaign end of May 2017 and hit our funding goal of $25K in two days. One week after launch, Shark Tank reached out to us and three months later we were pitching the Sharks. Four months later, we aired on ABC.

Since then, several NBA teams have purchased for their locker rooms and a number of high-profile athletes have been spotted wearing their DudeRobes. We first appeared on Good Morning America in October 2020 and sold out in under 5 hours. We returned to GMA in early July and had another strong showing. We have also been very successful on Touch of Modern, a male-skewing flash sale site, earning us "Best of Touch of Modern" status.

We have several new, exciting initiatives in the works.

Version 2.0 - Technical Fabrics & New Products

While our current version of DudeRobe will remain a staple of our product mix, we've sourced some technical fabrics that offer benefits to users, including skin benefits, recovery benefits, thermoregulation and is anti-microbial and is sustainable. We plan to introduce other products that boast some of these benefits, in addition to the core products we currently offer. We plan to launch our first product in this line before the end of 2021 or early 2022. We have prototypes in hand that are being further developed and lab tested before we can launch to make certain that any and all claims are scientifically arrived at.

Customized DudeRobe Gear

We currently offer custom Robes to professional athletes and other influencers and we plan to roll out a custom program for individuals, teams, and other groups. In addition to becoming its own profit center, customization should serve to reduce return rates and increase Average Order Value. We have sourced an application/development platform that suits our needs, and we plan to roll out customization as early as before the end of 2021 or the beginning of 2022.

Unisex - DudeRobe for Her

Driven by requests from women, we are launching a smaller size and marketing DudeRobe to women as well. The sizing will be unisex. During this time of gender fluidity, particularly for younger generations, it would be tone deaf for us not to recognize that women can wear a DudeRobe as well as any man. We firmly believe that being a dude is more about your attitude than your gender. We plan to introduce this new size and really start marketing towards women either in Q4 of 2021 or Q1 of 2022.

Collaborations with Influencers

We are in conversation with some of the top sports and entertainment representation and marketing agencies regarding collaborations with their clients to sell custom DudeRobe gear to their players' audience. We anticipate doing monthly drops or collaborations with various influencers and/or leagues, and Sports Leagues/Licenses.

The Team

Managers

Name: Howie Busch

Howie Busch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, President & CEO
  Dates of Service: August 07, 2017 - Present
  Responsibilities: Responsible for running the day-to-day operations of the company as well as overseeing the broader goals and mission of the company. Howie's responsibilities entail overseeing all components of the business, including manufacturing, sales, marketing and sponsorship deals, fulfillment, product development and customer service. Howie currently does not take a salary but plans to take $8,000/month in compensation following this offering.

Other business experience in the past three years:

- **Employer:** Billy Blaze Design
  Title: Chief Innovation Officer & Consultant / Coach
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Advises numerous inventors & companies in the industry. Create & develop products, which are licensed out to other companies in exchange for royalties.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are

sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the loungewear industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products are variants on one type of products, providing bathrobes and other loungewear apparel. Our revenues are therefore dependent upon the market for loungewear.

Minority Holder; Securities with No Voting Rights
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our

company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our products may fail to achieve the sales projections we expect. Our growth projections are based on an assumption that with an increased advertising and marketing budget, we will be able to scale our revenues at the same or greater rate than at our current level of marketing spend. Additionally, it is possible that our new product introductions fail to achieve significant sales and market acceptance, which also could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the more success we experience, the greater the competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DudeRobe or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on DudeRobe could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely

affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Howie Busch	2,500,000	Class B Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 3,750,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final Conversion Date (meaning the date fixed by the Board of Directors that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding), each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

The total amount outstanding includes 500,000 shares to be issued pursant to stock options, reserved but unissued.

Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of

stockholders is solicited.

Material Rights

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The company's revenues went from $124,482 in 2019 to $1,039,356 in 2020, a 735% increase. The increase in revenues was mainly a result of the company's new marketing and advertising strategies, advertising strategies, including revamping its website and engaging a marketing firm that helped the company get a good return on ad spend and revamped its website. Also, during the pandemic, eCommerce generally increased across the board, and there was a high demand for comfy apparel, which contributed to boosting the company's revenues.

Gross Profit

Gross profit went from $30,953 in 2019 to $599,092 in 2020. Gross profit was 58% of

sales in 2020 compared to 25% of sales in 2019. The increase in gross profit was in parallel with the spike in sales.

Cost of Goods Sold

Cost of goods sold was mainly made up of the cost of manufacturing our robes and loungewear. Cost of Goods sold went from $93,529 in 2019 to $440,264 in 2020, a 371% increase in parallel with the increase in sales in 2020.

Expenses

General and administrative expenses increased from $12,066 in 2019 to $82,275 as the demand for the company's products grew. G&A was mainly made up of merchant fees including Shopify and Amazon at 76% for an amount of $54,662. Office supplies made up 12% of G&A at $9,007. Legal and professional fees made up 5% at $3,582. Insurance made up 2% at $1,596. Sales and marketing expenses went from $6,989 in 2019 to $287,794 in 2020. The Company also had product development costs of $13,111 in 2020.

Historical results and cash flows:

The Company's management is positive about the Company's prospects and believes that the Company will continue to generate enough revenues to run its operations while containing its costs. Based on the year-to-date numbers, the Company believes it is on track to more than double its revenues over last year. The Company is anticipating not only to continue to grow its revenues of its current product mix but also to introduce new products.

The two most cash flow intensive areas have been cost of goods (inventory) and marketing costs. That should continue to be the case, and there are no guarantees regarding cost of goods increases as well as marketing success as various factors continue to influence both aspects. So, while there are no guarantees, the information contained in the financial statements is representative of what potential investors should expect going forward, with those two aspects continuing to be the most cash flow intensive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 7, 2021, the company has $100,000 in the bank.

The company holds a credit card with Chase Ink that has a credit limit of $76,700 with an outstanding balance of $33,000 as of today.

The company has a line of credit with Clearbank for an amount of $65,000, which gets

paid back at a 14% remittance rate of revenue and should equal 12% of APR.

The company also uses the founders Heloc to finance inventory requirements from time to time.

On May 17, 2020, the company received an SBA loan in the amount of $37,400. The loan carries an interest rate of 3.75% and matures on May 17, 2050.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company believes that funds of this campaign are not critical to the company's success. While we do have other capital resources available, we believe that the capital raised on StartEngine will enable us to accelerate our growth by acquiring more inventory, spending more on marketing, human resource capital, working capital and product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum funding goal of $10,000, we intend to immediately use the funds within 1 month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal of $1.07M we anticipate using that capital for a combination of resources, including inventory, marketing, product development, and human capital. As a currently profitable company, we anticipate the capital will enable us to accelerate our growth and profitability. Our cost of borrowing for inventory will decrease as a result and barring anything unforeseen, we expect the capital to enable us to continue to grow over the next 24 to 36 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

We have other capital sources available, including Clearbanc, Shopify, PayPal, a traditional bank line of credit, and more. Additionally, we have been using the founder's HELOC to finance inventory requirements. While we don't anticipate future raises right now, we would not rule that out as we digest the capital from the current raise to continue our growth.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $37,400.00
  Interest Rate: 3.75%
  Maturity Date: May 17, 2050
  On May 17, 2020, the company received an SBA loan in the amount of $37,400. The loan carries an interest rate of 3.75% and matures on May 17, 2050.

- **Creditor:** Howie Busch
  Amount Owed: $76,810.22
  Interest Rate: 3.99%
  Maturity Date: September 01, 2027

Related Party Transactions

- **Name of Entity:** Howie Busch
  Relationship to Company: Director
  Nature / amount of interest in the transaction: From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of 9/22/21, the outstanding amount borrowed from the founder via HELOC was $76, 810.22.
  Material Terms: The HELOC was issued to founder Howie Bush on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

Valuation

Pre-Money Valuation: $12,500,000.00

Valuation Details:

Our pre-money valuation is based on our 2.5M outstanding shares at $5, but in terms of how we arrived at that number, it is based on researching other private companies in a similar space to us as well as our traction, our growth path, the market size and our team.

In 2021, the global loungewear market is estimated to generate 37.7 billion U.S.

dollars in retail sales and the global athleisurewear market is expected to reach $517.5 billion worldwide by 2025. Our revenue was approximately $1.04M in 2020. Jan. to Jul. 2021 sales revenue was about 2.5X ahead of the same period last year. Rhone, a men's apparel brand, raised $9.9 million in 2019 for a pre-money valuation of $85 million. Vuori is an apparel company that raised $45 million in 2020 at a valuation of $210 million.

We really hit our stride in 2020 and that has only continued this year. We have established redundancy in our supply chain so that manufacturing and keeping up with demand will not be an issue. When we have worked with Good Morning America and Touch of Modern, we sell very well, including selling out on Good Morning America in 5 hours and earning Best of Touch of Modern status. We plan to continue to sell through those platforms and expand to others. From an intellectual property standpoint, DudeRobe™ is trademarked.

As a former sports agent and attorney, our founder continues to work with the largest agencies in sports to spread the DudeRobe brand in team locker rooms and he is also spearheading conversations about potential licenses in the world of sports as well as for some patented technical fabrics that aid in recovery. Previously, he consulted for Northwest, one of the largest sports and entertainment licensed blanket and home goods brands, for their branding and ecommerce sales. Additionally, we have brought in venerable marketing partners that should enable us to scale.

The pre-money valuation has been calculated on a fully diluted basis. However, the pre-money valuation does not include reserved but unissued employee stock options. The company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If we achieve the minimum funding goal of $10,000, we will put that money to work for marketing, inventory, working capital, product development and to hire staff where needed, as well as to pay any fees due from the raise itself.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  As a DTC brand, marketing is critical to our success and bringing visitors to our website. In addition to traditional Facebook/Instagram marketing, we plan to invest in partnerships that will help with branding, content and revenue.

- *Research & Development*
  10.0%
  We are working on new products that we think will be critical to our growth and that will be well received by our current customers and beyond that. We have sourced some technical fabrics that provide several benefits to users and that will set us apart in the market and should drive our growth going forward.

- *Inventory*
  30.0%
  We must make sure that we have enough inventory to satisfy our growing demand, and we expect those needs will only increase as we widen our product styles and colors.

- *Company Employment*
  16.5%
  To fuel our growth to date, we have outsourced just about all of our needs, but we will benefit by having 1-2 employees who can handle some of that burden on a regular basis.

- *Working Capital*
  15.0%
  We will keep 15% of the raise for working capital, to be deployed as needed to facilitate our growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://duderobe.com/ (duderobe.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/duderobe

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dude Apparel Brand LLC

[See attached]

DUDE APPAREL BRAND LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Dude Apparel Brand LLC
New York, New York

We have reviewed the accompanying financial statements of Dude Apparel Brand LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 17, 2021
Los Angeles, California

DUDE APPAREL BRAND LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 37,058	$ 983
Inventories	243,974	37,000
Total current assets	**281,032**	**37,983**
Property and Equipment, net	498	-
Total assets	**$ 281,530**	**$ 37,983**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit cards	$ 20,564	$ -
Credit line	-	51,000
Other current liabilities	2,770	-
Total current liabilities	**23,334**	**51,000**
Loan Payable	37,400	-
Total liabilities	**60,734**	**51,000**
MEMBERS' EQUITY		
Members' equity	220,796	(13,017)
Total members' equity	**220,796**	**(13,017)**
Total liabilities and stockholders' equity	**$ 281,530**	**$ 37,983**

See accompanying notes to financial statements.

DUDE APPAREL BRAND LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 1,039,356	$ 124,482
Cost of goods sold	440,264	93,529
Gross profit	599,092	30,953
Operating expenses		
General and administrative	85,275	12,066
Sales and marketing	287,794	6,989
Total operating expenses	373,069	19,055
Operating income/(loss)	226,023	11,898
Interest expense	8,311	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	217,712	11,898
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 217,712**	**$ 11,898**

See accompanying notes to financial statements.

DUDE APPAREL BRAND LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**16,082**
Capital distribution		(40,997)
Net income/(loss)		11,898
Balance—December 31, 2019	**$**	**(13,017)**
Members' contribution		16,101
Net income/(loss)		217,712
Balance—December 31, 2020	**$**	**220,796**

DUDE APPAREL BRAND LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	217,712	$	11,898
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		124		-
Changes in operating assets and liabilities:				
Inventories		(206,974)		14,907
Credit cards		20,564		-
Other current liabilities		2,770		-
Net cash provided/(used) by operating activities		**34,197**		**26,805**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(622)		-
Net cash provided/(used) in investing activities		**(622)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		16,101		-
Capital distribution				(40,997)
Repayment of credit line		(51,000)		-
Borrowing on credit line				1,000
Borrowing on Loan Payable		37,400		-
Net cash provided/(used) by financing activities		**2,501**		**(39,997)**
Change in cash		36,075		(13,192)
Cash—beginning of year		983		14,175
Cash—end of year	**$**	**37,058**	**$**	**983**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Dude Apparel LLC was founded on August 7, 2017 in the state of New York. The financial statements of Dude Apparel LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn, New York.

Dude Apparel LLC is a clothing company, engaged in selling of bathrobe, pants, shorts, slides. The products are primarily available online, through online retailers and the company's official online store.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its fashion products.

Cost of sales

Costs of goods sold include the cost of fashion products sold, distribution services, delivery, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $287,794 and $6,989, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 243,974	$ 37,000
Total Prepaids and other current assets	**$ 243,974**	**$ 37,000**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2020	2019
Sales Tax Payable	$ 2,770	$ -
Total Other Current Liabilities	**$ 2,770**	**$ -**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Computers & Equipment	$ 622	$ -
Property and Equipment, at Cost	622	-
Accumulated depreciation	(124)	-
Property and Equipment, Net	**$ 498**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $124 and $0 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Howie Busch	**100.0%**
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During 2020, the Company entered into SBA loan agreement in the amount of $37,400. The terms and condition of the loan is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 37,400	3.75%	5/17/2020	5/17/2050	$ 818	$ 818	$ -	$ 37,400	$ 37,400
Total					**$ 818**	**$ 818**	**$ -**	**$ 37,400**	**$ 37,400**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ -
2022	1,247
2023	1,247
2024	1,247
2025	1,247
Thereafter	32,413
Total	**$ 37,400**

8. RELATED PARTY

From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of today May 17, 2021, the company has borrowed a total of $175,000 from the founder HELOC. The HELOC was issued to founder Howie Busch on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 17, 2021 the date the financial statements were available to be issued.

From time to time, the Company uses the founder's HELOC to finance its inventory needs. As of today May 17, 2021, the company has borrowed a total of $175,000 from the founder HELOC. The HELOC was issued to founder Howie Busch on August 25, 2017. It carries an interest rate of 3.99% and matures in September 2027.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

DudeRobe

Next Generation Robe + Loungewear


AS SEEN ON
SHARK TANK

Website | Hempstead, NY | FASHION & APPAREL

DudeRobe® - the next generation of bathrobes & loungewear. We redesigned & re-engineered the boring old bathrobe into something guys today actually WANT to wear. It's not only more absorbent, but it has a more modern hoodie fit & styling, so it just looks cooler.

$158,034 raised

164 Investors	$12.5M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 3 | Comments | Follow

Reasons to Invest

- Over $1M in sales last year, and sales revenue from Jan. to Jul. 2021 nearly tripled the sales of the same time last year
- From Kickstarter to Shark Tank, from Professional Athletes & Teams to Good Morning America, we believe we have built an incredibly loyal and devoted fan base
- We're launching new product extensions with proprietary tech powered fabrics

As of the time of this Regulation Crowdfunding offering, Dude Apparel Brand LLC is contemplating converting to a Delaware C-Corporation. The Company plans to convert once it raises $400,000. Certain information disclosed on this page and in the Company's offering materials reflects the its information post-conversion.

Owning the Locker Room...and Beyond

In sports, Nike, Adidas & Under Armour own the field.

Rewards

Get rewarded for investing more into DudeRobe:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
15% product discount for 1 year on orders placed on duderobe.com

$1,000+
Investment
Tier 2
1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

And Gatorade owns the Sideline.

But who owns the locker room?

That's where DudeRobe comes in.

We launched DudeRobe with a Kickstarter crowdfunding campaign in 2017 and just one week later, Shark Tank reached out to ***US***. Three months after that we were in LA pitching the Sharks. And 4 months later we aired on ABC.

2017

Our Kickstarter was funded in 2 days, exceeding our funding goal by more than 250%

2017-18

Shark Tank reached to us 1 week after launch and 3 months later, we were pitching the Sharks in LA

2018-Present

Earned "Best of Touch of Modern" Status by regularly selling out on 90% male-skewing ecommerce site

2019-Present

Robe of choice of NBA Knick's, Nets, Jazz, MVP Giannis Antetokounmpo & NFL Cowboy's Dak Prescott, Vikings All-Pro Dalvin Cook to name a few.

2020

Raised $50K in under 2 minutes...repaid investors ahead of schedule

2020

Sold out in 5 hours on Good Morning America to their 90% female demographic

Since then, we've been seen in several pro sports locker rooms and on some of the biggest names in the NBA & NFL. We sold out on Good Morning America in under 5 hours and we raised $50K on an inventory crowdfunding platform in under 2 minutes.


AS SEEN ON
SHARK TANK

And we've only just scratched the surface. We plan to dominate the locker room, bedroom, and bathroom, becoming the next big name in lounging, recovery and wellness. Our goal is to help people lounge and recover so they can come back even better tomorrow.

$2,500+
Investment

Tier 3

7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 25% lifetime discount on orders placed on duderobe.com

$5,000+
Investment

Tier 4

10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

$10,000+
Investment

Tier 5

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

$20,000+
Investment

Tier 6

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.


"We are planting our flag in downtime + recovery by taking over the locker room (and lounging at home). And we're off to a great start."
– Founder, Howie Busch

Founder Howie Busch negotiated Under Armour's first ever licensing deal (with the NFL) 25 years ago. Fast forward 25 years and Howie created DudeRobe...but instead of taking over the field, his mission is to take over the locker room and make downtime better.

OUR TRACTION

Passionate Customers - From Pro Athlete Dudes to Regular Dudes

Professional athletes happen to be some of our biggest fans — not an easy group to please. We've outfitted entire NBA teams (NY Knicks, Brooklyn Nets & Utah Jazz) and superstar athletes such as Dallas Cowboys quarterback Dak Prescott, Minnesota Vikings running back Dalvin Cook, Boston Celtic guard Marcus Smart and the UFC's Chris Weidman.

The biggest sports agents and agencies in the world continue to reach out to request DudeRobe gear for their clients.

As Seen on Pro Athletes

NFL

NBA

We've surpassed all our funding goals to date and continue to collect amazing customer reviews from athletes and regular dudes alike.

We've surpassed all our funding goals to date

Passionate & Loyal Customers = Amazing Customer Reviews

$1.04M in 2020 revenue

★★★★★

"These are a HUGE hit. The guys LOVE them!"

– M. Martinez, NBA Equipment Manager



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

DudeRobe is on Everyone's Radar:

GOOD MORNING AMERICA · SHARK TANK · CNBC · NEW YORK KNICKS · UTAH JAZZ · BROOKLYN NETS · CHIEFS · PATRIOTS · DALLAS COWBOYS · TOUCH OF MODERN · brobible · Inc. · COSMOPOLITAN · iHeart RADIO · Esquire · HUFFPOST · Product Hunt

Professional athletes are some of our biggest fans


NFL, Kansas City Chiefs Player
MLB, New York Mets Player
NFL, New England Patriots Player
NBA, Washington Wizards Player

That's right, we made a cooler robe for cooler dudes and the athletes and a ton of regular dudes have spoken. We've been blown away by the emails and reviews from folks saying just how much they love their DudeRobe gear...how unbelievably passionate they are about it.

He loves it so much that I stole it!
This robe is like a warm embrace on a winter morning. He loves that it feels like a hoodie & reaches his knees.
– C Powers, Tulsa, OK

More than 5 stars!
You will feel like you are in heaven wearing it. No kidding.
– J Kargbo, Vancouver, WA

I received the robe and shorts and I love them and will be wearing them for years to come.
And telling my friends.
– James Austin, Dayton, OH

Great Robe!!
Christmas gift to my husband- he loves it!!! Can't believe it took someone this long to come up with the perfect man robe!!!!
– K Montemorra, Odenton, MD

My gift of a DudeRobe to a best buddy was a huge success.
He even forgave all the stupid gifts I given him over the years.
– P Lehmuller, Bethpage, NY

Most comfortable EVER!
I went from never wearing a robe to wearing one every day. Thanks DudeRobe!
– C Wiley, Belleville, IL

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE PRODUCT

We changed & "uncreeped" the robe...making something guys today actually want to wear


Yeah, I'm just, um...
DUDEROBE

As a “non-Robe guy”, our founder wanted something that was comfortable but also looked cool. He realized that men’s robes had barely changed in 200 years, so he decided to do something about it. He created something that he would wear, that’s more like a hoodie than a traditional robe. With DudeRobe’s proprietary dual fabric, that’s hoodie on the outside, but comfy and absorbent towel on the inside, he created a robe that guys today actually WANT to wear.

That meant…

No more losing your belt.

No more floppy, wizard style sleeves.

No more ankle length.

No more creeping out your neighbors or the Fedex guy.

Plus, we added an extra pocket inside. And what dude doesn’t love an extra pocket?


DUDEROBE
ROBE LIKE A DUDE


“We combined the coolness & wearability of a hoodie with the comfort & absorption of a towel”

Simply put, we make a robe that dudes love. Our robe, shorts, and sweats are all made from the same dual fabric: hoodie material on the outside, absorbent (and extra comfy) towel material on the inside. Hoodie-style sleeves and a permanently attached belt allow for a much more practical design, allowing the wearer to do a lot more in their robe than just sit in bed.

The Full Lineup

The Robe **The Shorts** **The Pants**








Hoodie-style sleeves and a permanently attached belt allow for a much more practical design

Now you can take out the trash, walk the dog or answer the door without feeling like someone might just call the cops.


The perfect gift for dudes of all ages!

THE MARKET

Huge Market + Fragmented Market Leaders = Big Opportunity

Loungewear and athleisure wear are both massive markets. The loungewear market alone is expected to hit $37.7 billion in 2021. And the athleisure market is projected to hit $517.5 billion by 2025. Meanwhile, everyday consumers have shown a greater demand for high quality and premium products when it comes to their athleisure wear, sleepwear and loungewear—and who can be surprised?



Loungewear and athleisure are both massive markets
Loungewear market is predicted reach
$37.7B
in 2021
Global athleisure wear expected to reach
$517.5B
in 2025

Source 1 Source 2

Because there seems to be a white space here, with no clear leader in the category, there is room for a brand like DudeRobe, with its unique brand voice and passionate fanbase, to carve out a sizable chunk of the market.

And as we introduce our next generation of proprietary technical fabrics, that will literally help people relax better and recover to come back better tomorrow, we plan to be the definitive leader in the space.

THE VISION

We're ready to take over the locker room —and the bedroom and bathroom, too

We're a fast-growing company in a fast-growing space. Last year we did over a million dollars in sales. This year we're on pace to more than double that...

While I'm incredibly proud of what we've done, I'm even more excited with where we're going.

From Pro Athletes to Rockstar CEOs to Regular Dudes, it's clear that Downtime and Recovery has never been more important...that is where we are planting the DudeRobe flag.



We're seizing the opportunity to own this space and build a brand with a unique voice and loyal fanbase.

We’ve already built a cooler robe, but we’re getting ready to launch new products with cutting-edge technical fabrics that have amazing benefits. Imagine an odor proof towel...or a Robe that has skin, temperature control and recovery benefits.


DudeRobe
for Her
Version 2.0
Technical Fabrics
Where we’re headed
Customized
DudeRobe Gear
Collaborations
with Influencers

DudeRobe for Her - Introducing the "Boyfriend Robe"
Driven by requests from women who are stealing their partners’ robes, DudeRobe has become a unisex product. At a time when there’s so much going on with gender fluidity, it would be tone deaf of us not to recognize that women can rock a DudeRobe as much as any guy.

Version 2.0 - Technical Fabrics
We’ve sourced some incredible technical fabrics that have actual benefits. Imagine a Robe (and Slippers, Blankets & Towels)that offers skin benefits, recovery benefits, temperature control, are antimicrobial, anti-odor and are sustainable.

Custom DudeRobe Gear
Currently we only offer custom Robes to professional athletes and influencers. But we plan to roll out a custom program for individuals, teams, etc. In addition to becoming its own profit center, customization reduces return rates by 30% (customized products are always final sale) and it also helps to increase Average Order Value.

Collaborations & Licenses
Based on the incredible reception from professional athletes and teams, we are planning to launch collaborations to sell custom DudeRobe gear to their audiences. We plan to launch monthly collaborations with different athletes & influencers. This would not only become a new profit center, but a great marketing vehicle to generate buzz around the brand. We are also exploring pro sports league licensing opportunities.


We want to own the lounging and recovery space.
By incorporating proprietary technical fabrics that provide actual benefits

We may be a Robe company today...but we plan to be a health & wellness company tomorrow.


We are responding to the legion of women demanding their DudeRobes...it's like a boyfriend sweatshirt, but in a robe.

And of course we plan to continue to expand our existing relationships with pro athletes to become the go-to brand for both the folks watching (and working out) at home, as well as the superstar athletes they're rooting for.

The Business model

Behind the Robe

We sell direct-to-consumer online, primarily through our website, with an average order value of $137.05 last year. Our robes retail for $99.95. As a relatively young company, we're proud to say that we are already profitable, providing a strong foundation for our continued expansion. As Direct-to-Consumer sales continue to flourish generally, we are poised to scale given our profitable and lean foundation.


Towel - Lined Hood (because dudes love hoods)
Super Comfy, Absorbent Lining
Logo'd Drawstring
Premium Sweatshirt Material
Extra Deep Pocket Inside
Belt Permanently Attached (now you can't misplace it)
"Non-Floppy" Arm Cuffs (because dudes hate floppy cuffs)
Hoodie Style Pockets
Matching Shorts & Pants Optional (they're super comfy)
Cooler Length - From Knee to Mid-Thigh (based on dude's height)

OUR LEADERSHIP

Sports Industry Expert + Product Developer

Howie Busch, Founder & Dude-in-Chief
A former sports agent, attorney, and product developer with a wealth of experience in consumer products and pro sports, DudeRobe's success can be traced to the meshing of Howie's unique experiences and skill set. As an inventor and product developer, he has designed innovative products, including pillows and blankets, that have been sold in Walmart, Bed Bath & Beyond, Amazon, and airports around the world. And he has spoken multiple times on the subject of product development at the US Patent & Trademark Office.

On the sports end of the spectrum, Howie negotiated Under Armour's first-ever sports licensing deal (with the NFL), in addition to several World Series of Poker contracts with ESPN on behalf of the production company that produced it for the network. He also helped NFL player Bill Goldberg break into and become one of the biggest names in pro wrestling. With DudeRobe, Howie has harnessed the power of his experience in both sports and product development to capture untapped demand and deliver value to consumers, pro athletes and shareholders alike.


Howie Busch
Founder & Dude-in-Chief
A former sports agent, attorney, and product developer with a wealth of experience in consumer products and pro sports.

WHY INVEST

Welcome to YOUR ground floor opportunity...

We believe the timing could not be better, as people have never placed as much of a premium on exercise and recovery. Experts all agree that downtime and recovery is critical to being the best that you can be.

As Americans come out on the other side of the pandemic, they've recognized that their comfort at home, as well as their physical and mental health, are non-negotiable priorities. With DudeRobe, we're delivering on all fronts, with a debut product line that's all about comfort plus cool that helps you relax in style.

By investing in DudeRobe, you're helping us to expand our inventory, develop new products and formalize some high-level marketing and sponsorship deals to fuel our growth—but more than that, you're contributing to a bigger movement that's all about elevating and maximizing our downtime so we can rest up and recover to come back better to do something epic tomorrow.

And since crowdfunding is in our DNA, it only made sense for us to turn to dudes like you and a platform like StartEngine for our capital raise... we'd love to have you on board as we take over the locker room together...one team, one athlete, one dude at a time.


Crowdfunding is in our company DNA, so it only made sense for us to turn to dudes like you for our capital raise.

In the Press

GMA CNBC brobible

SHOW MORE

Meet Our Team



Howie Busch

Chairman, President & CEO

An Entrepreneur, Inventor, Advisor and Attorney, Howie Busch is the Founder & Dude-in-Chief of DudeRobe, where he created a cooler bathrobe and loungewear for men... and appeared on Season 9 of ABC's Shark Tank.

When he came up with his "crazy" idea for a cooler bathrobe for guys, he launched a Kickstarter campaign to test the market. One week later, Shark Tank approached him. And less than three months later, with no product even in the country yet, he was pitching to the Sharks.

Several NBA teams have ordered for their locker rooms simply because DudeRobe's a better locker room alternative. Teams include the New York Knicks, Brooklyn Nets and Utah Jazz. Notable players with DudeRobe gear include NBA MVP Giannis Antetokounmpo of the Milwaukee Bucks, perennial All-Star Kyrie Irving and Dallas Cowboys star Quarterback Dak Prescott.

Prior to launching Dude Apparel Brand, Busch developed innovative products and licensed them to industry leaders.

His career highlights include: Negotiating UNDER ARMOUR'S first pro sports licensing deal (NFL), negotiating several World Series of Poker contracts with ESPN and helping his NFL cient Bill Goldberg get and become one of the biggest names in professional wrestling.

As an inventor/product developer, his products have been sold in Walmart, Bed, Bath & Beyond, Amazon, Fanatics and in airports around teh world. He has spoken at the US Patent & Trademark Office on innovation, entrepreneurship and product development multiple times, as well as at major universities. And he is a proud University of Michigan alum.

in

Offering Summary

Company	Dude Apparel Brand LLC
Corporate Address	740 Front Street, Hempstead, NY 11550
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Class A Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$12,500,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Time-Based

Friends and Family Early Dudes

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Dude Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Dude Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$500+ | Tier 1

15% product discount for 1 year on orders placed on duderobe.com

$1,000+ | Tier 2

1 personalized robe (initials, first name, or nickname on front left chest) + 20% lifetime discount on orders placed on duderobe.com

$2,500+ | Tier 3

7% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 25% lifetime discount on orders placed on duderobe.com

$5,000+ | Tier 4

10% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 30% lifetime discount on orders placed on duderobe.com

$10,000+ | Tier 5

15% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 35% lifetime discount on orders placed on duderobe.com

$20,000+| Tier 6

20% bonus shares + 1 personalized robe (initials, first name, or nickname on front left chest) + 40% lifetime discount on orders placed on duderobe.com + Dinner with Founder & Dude-in-Chief.

**All perks occur when offering is completed.*

The 10% StartEngine Owners' Bonus

Dude Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5 / share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

BIG NEWS - DudeRobe Gets License to Sell NBA Team Robes & Crosses $150K in Investment!

1 day ago

You are the first to know...

I'm so excited to share that DudeRobe has secured its first ever licensing deal. Thanks to a deal with NBALAB, we'll be releasing Limited Edition DudeRobes for the top 7 selling NBA teams in the coming months.

These will be done in a "drop" format on a date & time to be determined and we expect to sell out fast...so if you're a fan of the ***Los Angeles Lakers, Boston Celtics, Chicago Bulls, New York Knicks, Brooklyn Nets, Golden State Warriors*** or ***world champion Milwaukee Bucks***, be ready to act fast. If you're an investor, just let us know and we'll be sure to reserve one for you!

While robes may generally not be cool enough for a drop, DudeRobes are. We've been fortunate to have some NBA teams order for their locker rooms and the biggest agents in sports reach out for DudeRobes for their clients...so I fully expect fans to go crazy over the team licensed DudeRobes.

Below is a sneak peek of what the factory sent over yesterday. As a lifelong basketball fan, this one has me really excited!


BOSTON CELTICS

I also wanted to share that we've already raised more than $150K from 160 Investors so we're well on our way to reaching our $1 million funding goal. I'm truly grateful for having a great product, growing fan base, and investors like you. And I'd love your help because the sooner we hit our goal, the sooner we can deploy that capital to fuel our anticipated, continued growth.

So if you have friends, family members or business associates that may be interested in getting in on the ground floor too, we'd love to have them, so please forward the link below.

www.startengine.com/duderobe

Thanks Team...now let's go kick some a$$!

Howie

DudeRobe, Founder & Dude-in-Chief

Friendly Reminder - Time Running Out for Bonus Shares

9 days ago

Hey gang, just wanted to give you all the heads up that time is running out on the Friends & Family (Early Dude Bonus).

So, if you're following along & thinking about investing with us...now is the best time to get in the game to get those bonus shares!



And if you've already invested with us...let *your* friends & family know about the campaign so they can get in on the action & get those bonus shares too!

Just share the campaign page with them, it's that simple...startengine.com/duderobe.

If you have any questions at all, don't hesitate to post them in the comments...and I'll be sure to answer you as soon as I can.

Thanks for the support...excited to keep the momentum going!!!

Howie

DudeRobe, Founder & Dude-in-Chief

Over $100K in our First 2 Days?!?

17 days ago

Thanks for the warm welcome to the StartEngine community!

What a crazy first couple of days! We hit over $100K already and can't wait to have you all as part of the DudeRobe Family!

If you're thinking about investing but haven't yet, just know that we'd love to have you aboard.

And if you have any thoughts or questions at all, feel free to drop them in the Comments...I'm here to answer all of your questions. And remember, the Early Bird that offers an extra 15% in Bonus Shares only runs through the first week, which ends at 8am EST on October 6.

Thanks guys...looking forward to doing some epic things together!!!

Howie,

Founder, CEO & Dude-in-Chief

CLICK TO WATCH WELCOME VIDEO

END OF UPDATES

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Derrick B. SE OWNER 17 INVESTMENTS a day ago

I invested and think this is a great idea. My main thought when I think of this branding out is if teams have this, this could be a big hit for colleges and eventually young kids. I know as a boy, we didn't wear robes, but this could change that if we show robes are "cool".

Robes were seen as an "old man thing". But I see where this could change all that. Look forward to the future. I think this has the potential to be one of my better investments and looking at potentially investing more into.

0 View 1 reply

John A. 48 INVESTMENTS a day ago

I made a Tier 2 investment which includes 20% lifetime on orders placed on Dude Robe. Would it be possible to get the promo code so that I can go ahead and place orders as gifts for my family? My investment was placed about 20 days ago and still remains as "submitted"

0 View 1 reply

Ashutosh G. 27 INVESTMENTS 17 days ago

Thanks for your response. I have invested and send you one email at mentioned email on your website for business opportunity discussion. Looking forward for your response.

0

Ashutosh G. 27 INVESTMENTS 17 days ago

Do you have own factory in Pakistan? I am surprised that you considered the Pakistan seeing the Political instability in the country and other major issues such as terrorism. Don't you see that as risk for the business. Normally people consider India, Indonesia for manufacturing appearal as they are cotton and other required material hub .

1 View 1 reply

Ashutosh G. 27 INVESTMENTS 18 days ago

Congratulations for achieving the GM of 70%. Do you think you will be able to maintain the same GM with the launch of new product of lines as its very surprisingly and exciting to maintain GM of 70% by a new start up company in competition of big brands in the market. I am very sure I am invest very shortly, Few questions: where is the manufacturing center located? Are you importing the raw material from outside the US and from which country. What is long term strategy Acquisition or IPO?

1 View 1 reply

Ashutosh G. 27 INVESTMENTS 18 days ago

I really liked the idea as from centuries , only girls are using different stylish clothes as Men doesn't have any choice. I tried to download and open the form C to understand the Gross Margin at which you are running but every time i Clicked on same, i ended with error. Request you to please check at your end and I will try to downloading again later. Also can you please share the gross margin, are you also planning to add new line items for Girls as well.

1 View 1 reply

Brian C. 1 INVESTMENT 18 days ago

I'm considering this and like what I have read. I've checked out the website as well. What makes your robe different and unique from other hoodie robes like John Christian, for example, other than the material (fleece vs. Cotton). Does the material of the robe make much of a cost difference in terms of quality and price?

0 View 1 reply

John A. 48 INVESTMENTS 20 days ago

I am on board as an Investor and look forward to watching your continued success! Excited to receive my DudeRobe.

0 View 1 reply

Robert S. 1 INVESTMENT 20 days ago

I am now an investor as well as a customer, great product. Can't wait for the hoodie to return ?

0 View 1 reply

Sharon G. 8 INVESTMENTS 20 days ago

Will you be needing to change the business name to become more "PC" in this gender conscious world today? It seems if you are planning to expand into being unisex, this would be necessary.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

We all know that in sports Nike, Adidas & Under Armour own the field, and Gatorade owns the sideline. But who owns the locker room? That's where DudeRobe comes in.

We launched DudeRobe with a Kickstarter crowdfunding campaign in 2017 and just one week later, Shark Tank reached out to us. Since then, we've been seen in several pro sports locker rooms and on some of the biggest names in the NBA & NFL. We sold out on Good Morning America in under 5 hours, and we raised $50K on an inventory crowdfunding platform in under 2 minutes.

I actually helped UnderArmour take over the field when I negotiated their first-ever licensing deal with the NFL 25 years ago. You might say it's poetic justice that we're now poised to take over the locker room.

As a non-robe guy myself, I wanted something that was comfortable but also looked cool. With DudeRobe's proprietary dual fabric, that's hoodie on the outside, but comfy and absorbent, towel lining on the inside, we created a robe that guys today actually want to wear. That meant no more losing your belt, no more floppy, wizard style sleeves, no more ankle-length. Plus, we added an extra pocket.

We've outfitted entire NBA teams and superstar athletes like Dallas Cowboys' quarterback Dak Prescott, Boston Celtics' guard Marcus Smart, and UFC superstar Chris Weidman.

Let's hear what Chris has to say.

Chris Weidman: You know what I wear in the ring and when I train. You know what I wear in out in public. But you don't know what I wear when I'm home chilling and recovering, which one of the important things that an athlete like me can do. That's DudeRobe. I love the hoodie style, the sleeves, the attached belt, and everything else that makes DudeRobe cooler than your average robe.

I've been blown away by the emails and reviews from our customers saying just how much they love their DudeRobe gear, how unbelievably passionate they are about it. We're talking dudes of all ages, from teenage dudes to dudes over 65 years old. Literally, thank us for creating such a cool product. "DudeRobe is the best loungewear on the market." "It's super comfortable. This is honestly my favorite gift you ever got me." "So, you like it?" "I love it. Every guy should get a DudeRobe." "Awesome, awesome, awesome robe." "It's like I'm wearing a hoodie around the house."

From Pro Athletes to Rockstar CEOs to Regular Dudes, it's clear that downtime and recovery time has never been more important.

The loungewear market is expected to reach $37.7 billion this year. Our revenues grew more than 700% last year, and as of July 15, our YTD numbers for 2021 are nearly 3x times better than

last year's YTD numbers. While I'm incredibly proud of what we've done, I'm even more excited with where we are going. Sure, we're redesigned the boring old bathrobe into something cool, but we're getting ready to launch new products with cutting-edge technical fabrics that have amazing benefits. Imagine a towel that's actually good for your skin or a robe that's good for your skin PLUS helps with recovery and thermoregulation.

We may be a robe company today, but we'll be a health & wellness company tomorrow. And while we could have gone the traditional venture capital route, crowdfunding is in our company's DNA, so it only made sense for us to turn to dudes like you and a platform like StartEngine for our capital raise. We are expanding inventory, developing new styles and products, and working on some high-level marketing and sponsorship deals to fuel our growth. So, if that all sounds good, you might as well get on board early. For as little as $250, you can join us as we take over the locker room one team, one athlete, one dude at a time. Let's do this.

<u>The Product Section Video</u>

When my guy gets home he likes to be comfortable, and he's been home a lot lately and frankly, his wardrobe in the house is killing our sex life. He's wearing that old ratty t-shirt, isn't he? We've gone through so many phases. Okay, all right, yep. He looked like a nine-year-old, so I decided to get him a regular bathrobe. How could that go wrong? You look like that creepy guy you tell your kids to avoid, and the belt he can never find. Let's face it - bathrobes for guys suck. Hey babe, have you seen my belt? I'm so sorry, mom. Just tell me when he's gone. That's when a friend told me about DudeRobe. She saw it on Shark Tank. Super cool robe and loungewear for men. Amazing reviews and a permanently attached belt. Your only a problem maybe it's so comfy and looks so good he may never want to take it off unless you want him too. Okay.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Duderobe

Robe Like a Dude

Get early access before they launch on StartEngine.

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DISCLAIMER:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

DUDEROBE

Hey Hunter,

Big News! I recently decided to give every day dudes the chance to invest and own a piece of DudeRobe! And although I can't share much information yet due to SEC restrictions, I wanted to let you guys know first...since you're one of the dudes who helped us get here.

It's been a heck of a run so far and as part of the DudeRobe Fam, I'd be pumped to have you as co-owner with me as we continue to expand the brand...and as we take over the locker room one team, one athlete, one dude at a time.

As I'm sure you know, pre-IPO investment opportunities are typically reserved for big institutional investors. But we don't do "typical," so we thought it would be more appropriate to open up the opportunity to the people who have made us into what we are today.

We'll be sending out a reminder prior to launch, but be prepared to act early as the round will close once we hit our goal.

Click here to learn more about possibly investing in us on StartEngine.

We'll see you there!

Howie

Howie Busch
Founder/CEO, DudeRobe

DISCLAIMER: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

ROBE LIKE A DUDE